

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 22, 2020

By E-Mail

Jerald A. Hammann
1566 Sumter Ave. N.
Minneapolis, MN 55427

      **Re: CytRx Corporation
            Revised Preliminary Proxy Statement
            Filed July 15, 2020 by Jerald A. Hammann
            File No. 000-15327**

Dear Mr. Hammann:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

1.   In future filings, please ensure that you file a redline of your proxy statement on Edgar and that you tag your correspondence as "CORRESP."

Proposal 1. Election of Directors, page 10

2.   As currently presented, security holders will not be able to vote for the company's Class I nominee. Please revise this section and your form of proxy card to **highlight** to security holders that they will be disenfranchised with respect to one board seat if they return your proxy card.

Form of Proxy Card

3.   Revise your form of proxy card to indicate how you intend to vote any unmarked proxy cards as to proposal three: please state whether you intend to vote such shares for or against the proposal.

Please direct any questions to me at (202) 551-3619.

                       Sincerely,
                       /s/ Daniel F. Duchovny
                       Daniel F. Duchovny
                       Special Counsel
                       Office of Mergers and Acquisitions